Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Years Ended					Three Months Ended Jan. 29, 2006	YTD
	Oct. 31, 2001	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004	Oct. 29, 2005		Jan. 29, 2006
Income from continuing operations	$16,535	$31,314	$22,800	$44,890	$55,951	$12,893	$12,893
Income taxes for continuing operations	16,151	19,535	14,758	29,767	40,260	8,252	8,252

	32,686	50,849	37,558	74,657	96,211	21,145	21,145
Fixed charges as defined:
Interest	33,090	21,591	19,777	15,126	14,459	4,176	4,176
Interest component of rentals charged to operating expense	657	621	540	469	540	167	167
Deferred financing charges	—	—	—	9,879	—	—	—

Total fixed charges	33,747	22,212	20,317	25,474	14,999	4,343	4,343

Earnings, as defined	$66,433	$73,061	$57,875	$100,131	$111,210	$25,488	$25,488

Ratio of earnings to fixed charges	$1.97	$3.29	$2.85	$3.93	$7.41	$5.87	$5.87